

SEC 07001334 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATER TOWER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue
(No. and Street)

Coral Gables, FL 33134
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis M. Finneran (305) 374-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, FL 33131
(Address) (City) (State) (Zip Code)


SEC MAIL
PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis M. Finneran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Water Tower Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



GENEMARIE BIERLEY EGUILIOR
Comm# DD0556576
Expires 5/24/2010
Florida Notary Assn Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATER TOWER SECURITIES, LLC

CONTENTS:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
ACCOMPANYING INFORMATION	8
Computation of Net Capital under Uniform Net Capital Rule 15c3-1 Of The Securities and Exchange Commission	9
Reconciliation of Computation of Net Capital under Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission To Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	9
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	11
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption From Securities and Exchange Commission Rule 15c3-3	12 - 13

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Water Tower Securities, LLC

We have audited the accompanying statement of financial condition of Water Tower Securities, LLC as of December 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Water Tower Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 2, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

WATER TOWER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	19,803
	$	19,803

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	2,000
Member's equity		17,803
	$	19,803

The accompanying notes are an integral part of these financial statements.

WATER TOWER SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	$	-
OPERATING EXPENSES		
Licenses and fees	$	1,689
Accounting		2,900
Insurance		384
Office and administrative		289
		5,262
NET LOSS	$	(5,262)

The accompanying notes are an integral part of these financial statements.

WATER TOWER SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	MEMBER'S CAPITAL	ACCUMULATED DEFICIT	MEMBER'S EQUITY
BALANCES, JANUARY 1, 2006	$ 30,000	$ (16,935)	$ 13,065
MEMBER'S CONTRIBUTION	10,000	-	10,000
NET LOSS	-	(5,262)	(5,262)
BALANCES, DECEMBER 31, 2006	$ 40,000	$ (22,197)	$ 17,803

The accompanying notes are an integral part of these financial statements.

WATER TOWER SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(5,262)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in liabilities:		
Accrued expenses		500
NET CASH USED IN OPERATING ACTIVITIES		(4,762)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contribution		10,000
NET INCREASE IN CASH		5,238
CASH, BEGINNING OF YEAR		14,565
CASH, END OF YEAR	$	19,803

The accompanying notes are an integral part of these financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Operations

Water Tower Securities, LLC (the "Company") was organized in the State of Illinois in 2002. The Company operates as a broker-dealer in securities and is registered with the National Association of Securities Dealers, Inc. The Company has been inactive since its organization.

Cash

The Company considers cash to include highly liquid investments with purchased maturities of three months or less.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2006 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Clearing arrangements

The Company has an agreement with Goldman Sachs Execution and Clearing LP to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal return of the member and taxed depending on the member's personal tax situation. The financial statements do not reflect a provision for income taxes.

NOTE 2. RELATED PARTY TRANSACTIONS

On April 22, 2004, the Company entered into an agreement with Guzman & Company ("Guzman"), a company related by common ownership, that is also a registered broker-dealer. Under the terms of the agreement, the Company will refer its institutional customers to Guzman for execution services. The Company will pay Guzman a $.02 per transaction fee plus 50% of the commissions received by the Company in excess of $.02 per share from transactions executed by Guzman on behalf of the Company. In addition, Guzman will provide the Company with rent-free office space, free use of certain computer and office equipment and make available the services of a Chief Financial Officer and another employee of Guzman at no cost to the Company.

NOTE 3. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $17,803 and "Required Net Capital" was $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2006, the ratio of "Aggregate Indebtedness" to "Net Capital" was .11 to 1.

ACCOMPANYING INFORMATION

WATER TOWER SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
DECEMBER 31, 2006

CREDITS	
Member's equity	$ 17,803
DEBITS	-
TOTAL DEBITS	-
NET CAPITAL	17,803
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $2,000 or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 12,803
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.11 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 2,000

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET
CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5,
PART IIA FILING
(SEE INDEPENDENT AUDITOR'S REPORT)
DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 17,462
Add audit adjustment	341
NET CAPITAL PER COMPUTATION ABOVE	$ 17,803

WATER TOWER SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
DECEMBER 31, 2006

The Company is not required to maintain a "Special reserve bank account for the exclusive benefit of customers" as it is exempt under section (k)(2)(ii); all customers' transactions are cleared through Goldman Sachs Execution and Clearing LP.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

REQUIRED BY SECURITIES AND EXCHANGE COMMISSION

RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION

FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

MORRISON, BROWN, ARGIZ & FARRA, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

To the Member
Water Tower Securities, LLC

In planning and performing our audit of the financial statements and accompanying information of Water Tower Securities, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of Water Tower Securities, LLC to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra LLP

Miami, Florida
February 2, 2007

END